Cowan, Mark A.

From: Cowan, Mark A.

Sent: Wednesday, March 12, 2008 4:33 PM

To: 'Conner, Thomas'

Subject: Genworth Pre-Effective Amendment (333-142494)

Tom,
As we discussed, we had some follow-up comments on the company's responses as well as some additional comments on the pre-effective amendment. If you have any questions, please feel free to call me.

Mark

Follow-up Comments to the Company's Responses:

Comment 12. The revised disclosure states any fees taken for "custodial services and mutual fund or exchange traded fund expenses" are not considered a withdrawal. The way Withdrawal Exception is defined, it is unclear whether mutual fund or exchange traded fund expenses are included in the 1.55%. Also, please clarify whether any fees paid to a certificate owner's adviser is included in the 1.55% or excluded.

Comment 13(d). The disclosure should include the concept that once account value drops below minimum account value, the guarantee phase begins and the option to take payments under the alternative annuity may be exercised only at this time, not later. Also, the response states that the disclosure has been clarified to state how alternative annuity payments are calculated, but they should clarify when the company may make higher payments.

Comment 14. It does not appear that the difference between Qualified and Non-Qualified Certificates is explained.

Comment 15(b). It is stated that there could be custodial fees of up to 0.10% for purposes of the illustration. This should be explained in the disclosure.

Comment 15(c). We are not able to locate the revised disclosure stating that it takes longer for the client in example 1.a to run out of money because fees are not being paid for the certificate.

Comment 16. We are unable to locate where the disclosure has been clarified such that the term "Withdrawals" refers to excess or early withdrawals.

Additional Comments on the Pre-effective Amendment

Risk Factors

1. Please include the risk that if a strategist makes a change which causes the asset allocation model to no longer be in compliance, the certificate will terminate if the certificate holder does not select a compliant asset allocation model within the notice period.

2. If applicable, please disclose that even if the certificate holder lives long enough to collect guaranteed income from the certificate, there is a risk that the total amount of income payments received will not exceed the total fees paid.

3. Please disclose that there may be tax consequences if a strategist changes an asset allocation model or if a certificate holder changes asset allocation models if the current model falls out of the specified parameters.

4. Please disclose that AssetMark may remove a strategist from the program, and disclose the consequences associated with the need for the certificate holder to switch to another model because of AssetMark's decision.

5. Please disclose that the company reserves the right to change the Withdrawal Guarantee Factor and that the change may result in little or no increases in the Withdrawal Guarantee on a subsequent birthday. (See p. 12). Also, please disclose that a younger certificate holder may pay more fees for the same potential benefit as a certificate holder closer to age 65. (p.12)

6. You may die before receiving payments from us – Explain how the clause beginning " and conversely . . . " relates to the fact that the Certificate protects against market risk.

Tax consequences
1. If applicable, please disclose that the company is aware that the IRS currently has these issues under review.

2. There is disclosure that explains that guaranteed income payments may be subject to a 10% IRS penalty if guaranteed payment are received before the certificate holder reaches age 59 ½. Is it possible to receive guaranteed payment before age 59 ½? Explain how that may occur.

Management of your Asset Mark Account (p. 8+)
   Please define asset classes to disclose any parameters or limitations that exist within each class. Please disclose whether a brochure will be provided that describes the asset allocation models in detail (, as I recall the Schedule H to the ADV did not contain this information when it was provided to us.)

What are some things to consider in managing your withdrawals from your Account? (p. 15)
   "Bold" the added disclosure, "once you have reached age 65, you should consider that the longer you wait to begin making Withdrawals, the less likely you will be to benefit from the Withdrawal Guarantee."

Termination of the Contract (p. 23)
   Is there another certificate/adviser that provides coverage that would be eligible for a certificate holder to transfer account values into? The fact that the contract may be terminated because of a breach by AssetMark should be disclosed in "bold" among the risk factors.

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765

03/13/2008